UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-4881

AVON PRODUCTS, INC.

(Exact name of registrant as specified in its charter)

Building 6, Chiswick Park, London W4 5HR, United Kingdom

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.25 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:         2

On January 3, 2020, Avon Products, Inc. (“Avon”) consummated the previously announced business combination pursuant to the Agreement and Plan of Mergers, dated as of May 22, 2019 (as amended, the “Merger Agreement”), among Avon, Natura Cosméticos S.A., Natura &Co Holding S.A. (“Natura &Co”), Nectarine Merger Sub I, Inc. and Nectarine Merger Sub II, Inc., as amended by Amendment Number One to Agreement and Plan of Mergers, dated as of October 3, 2019, and Amendment Number Two to Agreement and Plan of Mergers, dated as of November 5, 2019.

On January 6, 2020, the New York Stock Exchange LLC filed a Form 25 to remove Avon’s Common Stock, par value $0.25 per share, from listing and registration pursuant to 17 CFR 240.12d2-2(a)(3).

Pursuant to the Merger Agreement Avon has become a wholly owned subsidiary of Natura &Co and, as such, has fewer than 300 record holders. Therefore, Avon’s Section 15(d) reporting obligation for its Common Stock, par value $0.25 per share, has been suspended pursuant to Rule 12g-4(a)(1) and Rule 12h-3(b)(1)(i).

Pursuant to the requirements of the Securities Exchange Act of 1934 Avon Products, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 24, 2020	By:	/s/ Ginny Edwards
Vice President, General Counsel and Corporate Secretary